Via Facsimile and U.S. Mail
Mail Stop 6010

March 4, 2009

David McGarvey
Chief Financial Officer
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia

> **Re: Pharmaxis Ltd**
> **Form 20-F for the Year Ended June 30, 2008**
> **File No. 000-51505**

Dear Mr. McGarvey:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Government Regulation and Product Approval, page 24

1. We note your discussion of the U.S., E.U., and Australian regulatory system. Additionally, we note that you currently have approval to market Aridol in Korea, have appointed an independent marketing partner in Korea, and have established an office in China to manage Asian sales and marketing partnerships. Please provide a discussion of the regulatory system in Korea, China and any other jurisdiction that may be material to your operations. If you believe that Korea and China are not material to your operations, then please provide us with an analysis supporting your determination.

Contractual Obligations and Commitments, page 72

2. Please revise your table to include your lease payments for your manufacturing, warehousing, research and office facility. Alternatively, explain why you believe you are not required to include these payments in the table.

Summary of significant accounting policies - (n) Intangible Assets - (iii) Research and Development, Page 105

3. You state on page 65 in "Research and Development" that you expense all research and development costs as incurred, which conflicts with your disclosure herein regarding costs incurred on development projects. Please revise your disclosure to clarify.

Adoption of IFRS for Inclusion in U.S. Filings (Form 20-F), Page 136

4. Please tell us whether the intent of the disclosures in sections 3.4 through 3.4.3 is to meet the disclosure requirements of paragraphs 38 through 40 of IFRS 1. If so, please tell us why these disclosures do not appear to be included in your audited financial statements and covered by your auditors' report. Otherwise, please tell us the intent of these disclosures and how you have met the requirements of paragraphs 38 through 40 of IFRS 1.

5. With respect to your reconciliation to U.S. GAAP in section 3.4.3 , please tell us why the costs incurred on development projects are not included as a reconciling item, as the accounting for such costs is different under U.S. GAAP and IFRS.

Material Contracts, page 151

6. We note your disclosure on page 80 that inadequate supplies of mannitol and inhalers could compromise the commercialization of your products. If you have supply agreements for these items, please file the supply agreements and describe the material terms of these agreements in your document. If you are not substantially dependent on these agreements and therefore believe they are not required to be filed, please provide us with an analysis supporting your determination.

7. Please revise the description of the AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed to clarify that pursuant to the agreement you are required to perform research and development activities focused on the development for new treatments for autoimmune diseases and chronic respiratory disease. Additionally, it is unclear whether you accepted any funds related to autoimmune diseases. If you did not accept any finds for this purpose and therefore you were

not obligated to perform these activities, then it is not necessary to describe these obligations.

8. Please revise the discussion of the Research and Development Start Program Grant Agreement to describe the nature of the project that was the subject of the grant. If the project is related to one of your current product candidates, please identify the product candidate.

9. It appears that you entered into a lease agreement after you exercised your call option with respect to the new facility. Please include a discussion of the material terms of the agreement and file the lease as an exhibit. Alternatively, provide us with an analysis supporting your determination that you are not required to file the lease.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant (202) 551- 3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Senior Attorney at (202) 551- 3383 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant